Filed by Stagwell Group LLC
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: MDC Partners, Inc.
Commission File No.: 001-13718
Date: June 7, 2021

STAGWELL ANNOUNCES INTENDED MDCA BOARD OF DIRECTORS NOMINEES, SHAREHOLDER OFFER

Mark Penn urges shareholders to unite behind Stagwell-MDCA combination

WASHINGTON, DC, June 7, 2021 /BusinessWire/ Stagwell Media LP ("Stagwell") today released comments by Mark Penn, the CEO and Chairman of MDC Partners Inc. (“MDC”) (NASDAQ: MDCA) and the Managing Partner of Stagwell, urging shareholders to approve the Stagwell-MDC combination. The comments were posted to BusinessWire and on LinkedIn.

In his comments, Mr. Penn notes “now is the time for shareholders to come together to approve this value-creating and much-needed combination.”

The full text of his comments are as follows:

To Interested Parties:

It’s time for MDCA shareholders to unite to get the Stagwell-MDC combination across the finish line. Nearly 10,000 jobs and careers have hung in the balance for almost a year and now is the time for shareholders to come together to approve this value-creating and much-needed combination.

Today, Stagwell has taken two major actions:

1)

Announced our intended Board of Directors nominees and agreed to have a majority independent Board. We have pledged to have an independent Board of Directors and nominated stellar new Directors including Rodney Slater, former Secretary of Transportation; Paul Richardson, the former CFO of WPP; and Brandt Vaughn, COO/CIO of the Ballmer Group. This is a high-powered Board for a new, high-powered company. They would serve in addition to members from the existing Board.

2)

Indicated a willingness to give up 20 million shares Stagwell would have received under the terms of the original deal struck between Stagwell and MDC’s Special Committee in December (and several other changes) if the Special Committee can obtain unquestioned and broad support from MDCA shareholders in the near term. The full terms proposed are here: https://bit.ly/3z8w7mY. This would in effect move the deal, we believe, to nearly a 30/70 split from the originally proposed 18/82 split and the 26/74 split that was negotiated by the Special Committee. The value of these 20 million shares, as of the close on Friday, was $100 million dollars. Remember that on the day we submitted our original proposal to combine with MDCA last June, the entire equity value of MDCA was hovering around $100 million dollars.

When it comes to governance, I hope all shareholders will recognize the quality of these new Directors and the role they can play in helping to steer this new company to greater heights. When it comes to deal economics, I hope shareholders will see our proposed “bump” as a significant concession and look to the mutual success we can all have if we close this deal now. We have made this most recent economic proposal despite a strong defense by the Special Committee of the deal we struck (link: https://bit.ly/3ikLJxB) and our own belief that the deal agreed in December is fair and reasonable as it stands. However, we wanted to indicate our willingness to go the extra mile on behalf of the future of the company with this potential revision. We are making this one-time, best and final offer in order to drive this transaction to a smooth approval and quick closing. It’s deal or no deal time.

The shareholder benefits of this deal have been widely recognized in the marketplace, with the increase in stock value from $1.15 per share the day before Stagwell announced its interest in a combination to approximately $5 per share now. Shareholders are benefiting already from this transaction and I want to now secure those benefits for shareholders by getting the deal to the finish line.

My vision is to create a growing platform to transform marketing by bringing together the best in creativity with the best digital expertise in a scaled platform. This combination, I firmly believe, will lead to a better balance sheet, greater shareholder liquidity, $30 million dollars in annual run-rate synergies, meaningful scale, and a chance for sustained, profitable growth. We anticipate a potential refinancing alone supported by the new balance sheet of the combined company can save an estimated $20 million a year. All of this should spell significant value creation for all stakeholders.

Let’s face facts. This combination does a great deal for MDCA shareholders. The company has awesome creative ad firms, but MDC is too concentrated in the areas of marketing that are shrinking. Unsurprisingly, in the last few years, revenue has thus declined. No analysts cover the stock. It owes more than $1 billion in debt and debt-like items. And, until recently, trading volumes were so low there was no meaningful liquidity for investors.

When in 2019, MDCA for the second time in the last decade needed funds to keep going, who stepped forward in the face of market silence? Stagwell. It’s Stagwell who invested $100 million. We are right here alongside you.

Over the last two years, under my leadership, we are beginning to turn MDC around. I hope I have earned the trust and confidence of investors over this period with projections that were reasonable, results that were unexpectedly good and a turnaround few believed could be accomplished.

Now I ask for your confidence that the combination with Stagwell is a win-win deal with significant upside for all parties. We believe the combination is a way up for MDCA shareholders who have been trapped without meaningful liquidity in a company that in the last five years has seen its stock decline year after year until we announced this deal. And we believe it’s a win for Stagwell’s strong and independent assets too by providing meaningful synergies and greater scale.

Nearly 10,000 employees are counting on you.

Sincerely,

Mark Penn

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”). Statements in this document that are not historical facts, including statements about Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of Stagwell, MDC and the combined company; information concerning the Stagwell-MDC combination (the “Transaction”); the anticipated benefits of the Transaction; the likelihood of the Transaction being completed; the anticipated outcome of the Transaction; the tax impact of the Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Transaction (the “Special Meeting”); the shareholder approvals required for the Transaction; regulatory and stock exchange approval of the Transaction; and the timing of the implementation of the Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside Stagwell’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy Statement/Prospectus. These and other risk factors include, but are not limited to, the following:

·	an inability to realize expected benefits of the Transaction or the occurrence of difficulties in connection with the Transaction;
·

adverse tax consequences in connection with the Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

·	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Transaction;
·	the impact of uncertainty associated with the Transaction on Stagwell’s and MDC’s respective businesses;
·	direct or indirect costs associated with the Transaction, which could be greater than expected;
·	the risk that a condition to completion of the Transaction may not be satisfied and the Transaction may not be completed; and
·	the risk of parties challenging the Transaction or the impact of the Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. Stagwell does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company (“New MDC”) may file with the SEC in connection with the Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Transaction, MDC and New MDC have filed with the SEC a registration statement on Form S-4 (the "Form S-4") on February 8, 2021, as amended on March 29, 2021, April 22, 2021 and April 30, 2021, and a proxy statement/prospectus on Form 424B3 on May 10, 2021 (the "Proxy Statement" and, together with the Form S-4, the "Proxy Statement/Prospectus").  This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Transaction. MDC has mailed the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC's website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC's website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective Directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s Directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Transaction, the suitability of the Transaction for you and other relevant matters concerning the Transaction.

ABOUT The Stagwell Group

The Stagwell Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell's high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media.

For more information contact:

Beth Lester Sidhu

202-423-4414

beth@stagwellgroup.com